UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION1
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                         AK Steel Holding Corporation
                         ----------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  001547108
                                  ---------
                                (CUSIP Number)

                              February 21, 2006
                              -----------------
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [x] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 001547108               SCHEDULE 13G                 Page 2 of 9


 1   Name of Reporting Person                      STEELHEAD PARTNERS, LLC

     IRS Identification No. of Above Person                     91-1740598

 2   Check the Appropriate Box if a member of a Group              (a) [ ]

                                                                   (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                         Delaware

   NUMBER OF       5    Sole Voting Power                        5,448,500
    SHARES
 BENEFICIALLY      6    Shared Voting Power                              0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                   5,448,500
  PERSON WITH
                   8    Shared Dispositive Power                         0

 9   Aggregate Amount Beneficially Owned by Each                 5,448,500
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes             [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                  5.0%

 12  Type of Reporting Person                                           IA

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CUSIP No. 001547108               SCHEDULE 13G                 Page 3 of 9


 1   Name of Reporting Person                       JAMES MICHAEL JOHNSTON

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group              (a) [ ]

                                                                   (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                    United States

   NUMBER OF       5    Sole Voting Power                        5,448,500
    SHARES
 BENEFICIALLY      6    Shared Voting Power                              0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                   5,448,500
  PERSON WITH
                   8    Shared Dispositive Power                         0

 9   Aggregate Amount Beneficially Owned by Each                 5,448,500
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes             [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                  5.0%

 12  Type of Reporting Person                                        IN/HC

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CUSIP No. 001547108               SCHEDULE 13G                 Page 4 of 9


 1   Name of Reporting Person                             BRIAN KATZ KLEIN

     IRS Identification No. of Above Person

 2   Check the Appropriate Box if a member of a Group              (a) [ ]

                                                                   (b) [ ]
 3   SEC USE ONLY

 4   Citizenship or Place of Organization                    United States

   NUMBER OF       5    Sole Voting Power                        5,448,500
    SHARES
 BENEFICIALLY      6    Shared Voting Power                              0
 OWNED BY EACH
   REPORTING       7    Sole Dispositive Power                   5,448,500
  PERSON WITH
                   8    Shared Dispositive Power                         0

 9   Aggregate Amount Beneficially Owned by Each                 5,448,500
     Reporting Person

 10  Check Box if the Aggregate Amount in Row (9) Excludes             [ ]
     Certain Shares

 11  Percent of Class Represented by Amount in Row 9                  5.0%

 12  Type of Reporting Person                                        IN/HC

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CUSIP No. 001547108               SCHEDULE 13G                 Page 5 of 9


Item 1(a).  Name of Issuer:

         AK Steel Holding Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

         703 Curtis Street
         Middletown, OH  45043

Item 2(a).  Names of Persons Filing:

         Steelhead Partners, LLC ("Steelhead")
         James Michael Johnston
         Brian Katz Klein

Item 2(b).  Address of Principal Business Office or, if none, Residence:

         The business address of each reporting person is 1301 First Avenue, Suite 201, Seattle, WA 98101.

Item 2(c).  Citizenship:

         Reference is made to Item 4 of pages 2, 3, and 4 of this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         001547108

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b)  [ ] Bank as defined in section 3(a)(6) of the Act
              (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [x] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

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CUSIP No. 001547108               SCHEDULE 13G                 Page 6 of 9


         (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

         Reference is hereby made to Items 5-9 and 11 of pages 2, 3, and 4, of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

         Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any purpose, the beneficial owner of any securities to which this Schedule relates (the "Securities"), and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

         Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

         The calculation of percentage of beneficial ownership in item 11 of pages 2, 3 and 4 was derived from the Issuer's Form 10- K filed with the Securities and Exchange Commission on March 2, 2006, in which the Issuer stated that the number of shares of Common Stock outstanding as of February 28, 2006 was 110,007,219.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

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CUSIP No. 001547108               SCHEDULE 13G                 Page 7 of 9


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certifications.

         By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  Signature

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2006            STEELHEAD PARTNERS, LLC


                                  By:/s/ James Michael Johnston
                                     --------------------------
                                     James Michael Johnston
                                     Its Member-Manager


                                  JAMES MICHAEL JOHNSTON


                                  /s/ James Michael Johnston
                                  -----------------------------
                                  James Michael Johnston


                                  BRIAN KATZ KLEIN


                                  /s/ Brian Katz Klein
                                  -----------------------------
                                  Brian Katz Klein


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CUSIP No. 001547108               SCHEDULE 13G                 Page 8 of 9


                                 EXHIBIT INDEX

        Exhibit A          Joint Filing Undertaking               Page 9



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CUSIP No. 001547108               SCHEDULE 13G                 Page 9 of 9


                                   EXHIBIT A

                           JOINT FILING UNDERTAKING

         The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  March 17, 2006            STEELHEAD PARTNERS, LLC


                                  By:/s/ James Michael Johnston
                                     --------------------------
                                     James Michael Johnston
                                     Its Member-Manager


                                  JAMES MICHAEL JOHNSTON


                                  /s/ James Michael Johnston
                                  -----------------------------
                                  James Michael Johnston


                                  BRIAN KATZ KLEIN


                                  /s/ Brian Katz Klein
                                  -----------------------------
                                  Brian Katz Klein